ALPS SERIES TRUST

1290 Broadway
Suite 1100
Denver, Colorado 80203

April 19, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Ms. Samantha Brutlag

Re: ALPS Series Trust (File Nos. 811-22747 and 333-183945)

Request for Withdrawal of Amendments to a Registration Statement

Dear Ms. Brutlag:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), ALPS Series Trust (the “Trust”), on behalf of the Seven Canyons Strategic Income Fund and the Seven Canyons World Innovators Fund, each a separate series of the Trust (each, a “Fund”), submits this application for withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”):

Post-Effective Amendment Nos.	Date Filed	Submission Type	Accession No.
65 (1933 Act) and 67 (1940 Act)	March 8, 2018	485APOS	0001398344-18-003796

No securities of either Fund have been issued or sold in connection with the Amendment. The Trust is making this application for withdrawal because it intends to file a new registration statement on Form N-1A pursuant to Rule 485(a) for the Funds reflecting revised language to the Funds’ disclosures.

Pursuant to Rule 478 of the 1933 Act, this application for withdrawal of the Amendment has been signed by the President of the Trust. If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Trust, at 303.892.7381.

Sincerely,

/s/ Jeremy O. May

Jeremy O. May

President

ALPS Series Trust